UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

VS MEDIA HOLDINGS LIMITED

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended June 30, 2025

PRELIMINARY NOTE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes that appear in Form 20-F filed to the SEC on April 14, 2025. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended June 30, 2025 and 2024 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024 included elsewhere in this report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the six months ended June 30, 2025 and 2024

	Six months ended June 30,		Variance
	2025	2024	$	%
Revenues, net	$3,259,037	$4,023,993	(764,956)	(19.0)
Cost of revenues	(2,374,817)	(3,411,389)	(1,036,572)	(30.4)

Gross profit	884,220	612,604	271,616	44.3

Marketing expenses	(957,337)	(207,023)	750,314	362.4
General and administrative expenses	(4,141,758)	(3,378,763)	762,995	22.6
Total operating expenses	(5,099,095)	(3,585,786)	1,513,309	42.2

Operating loss	(4,214,875)	(2,973,182)	1,241,693	41.8

Other income (expense)
Share-based compensation	—	(239,430)	239,430	100.0
Share of loss from equity investment	(131,484)	—	(131,484)	N/A
Other income	4,976	1,515	3,461	228.4
Interest income	3,006	3,895	(889)	(22.8)
Interest expense	(106,142)	(131,271)	25,129	19.1
Total other expense, net	(229,644)	(365,291)	135,647	37.1

Loss before taxes	(4,444,519)	(3,338,473)	(1,106,046)	(33.1)
Provision for income taxes	—	—	—	—

Net loss	$(4,444,519)	$(3,338,473)	(1,106,046)	(33.1)

Revenue

We primarily generate our revenue by providing marketing services to brands and social media platforms and by selling products to our creators and customers. We recognize all our revenue on a gross basis, comprising (i) Marketing Services—service fees from brands and advertising revenue from social media platforms, which are essentially the exact amount brands and social media platforms pay us; and (ii) Social Commerce—product sales to creators and customers. Marketing Services are further subdivided into Campaign-Based Marketing Services, Optimization-Based Marketing Services and Marketing Services from Social Media Platforms.

2

We use revenue to assess our business growth, evaluate our market share, and review our scale of operations; measure our performance, identify trends affecting our business; establish our budgets, measure the effectiveness of sales and marketing, and determine our operational efficiencies.

	Six months ended June 30,				Variance
	2025	%	2024	%	Amount	%
Campaign-Based Marketing Services	$2,187,128	67.11	$2,161,033	53.70	$26,095	1.21
Optimization-Based Marketing Services	775,821	23.81	1,318,273	32.76	(542,452)	(41.15)
Marketing Services from Social Media Platforms	296,088	9.08	416,276	10.35	(120,188)	(28.87)
Social Commerce	—	—	128,411	3.19	(128,411)	(100.00)
Total	$3,259,037	100.00	$4,023,993	100.00	$(764,956)	(19.01)

During the six months ended June 30, 2025, we recorded a revenue of $3,259,037, representing a decrease of $764,956 or 19.01% from revenue of $4,023,993 for the six months ended June 30, 2024. The decrease in revenue was mainly attributable to the decreased revenue from our Optimization-Based Marketing Services, Marketing Services form Social Media Platforms, and Social Commerce business.

Revenue derived from Campaign-Based Marketing Services was $2,187,128 for the six months ended June 30, 2025, compared with $2,161,033 for the six months ended June 30, 2024, representing a slight increase of 1.21%.

Revenue derived from Optimization-Based Marketing Services was $775,821 for the six months ended June 30, 2025, compared with $1,318,273 for the six months ended June 30, 2024, representing a decrease of 41.15%. The decrease in revenue was mainly attributable to the loss of a major customer in our Optimization-Based Marketing segment .

Revenue derived from Marketing Services from Social Media Platforms was $296,088 for the six months ended June 30, 2025, compared with $416,276 for the six months ended June 30, 2024, representing a decrease of 28.87%. The decrease in revenue was mainly attributable to the loss of a major customer in Hong Kong.

Revenue derived from our Social Commerce segment, created by product sales to creators and direct customers, was nil for the six months ended June 30, 2025, compared with $128,411 for the six months ended June 30, 2024. The decrease was mainly because there was no event organized during the six months ended June 30, 2025.

We carried out our business through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and Grace Creation, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for the six months ended June 30, 2025 and 2024 are summarized as below:

	Six months ended June 30, 2025				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$803,669	46.45	$1,383,459	90.48	$2,187,128	67.11
Optimization-Based Marketing Services	775,821	44.84	—	—	775,821	23.81
Marketing Services from Social Media Platforms	150,542	8.71	145,546	9.52	296,088	9.08
Total	$1,730,032	100.00	$1,529,005	100.00	$3,259,037	100.00

	Six months ended June 30, 2024				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$1,124,044	39.94	$1,036,989	85.72	$2,161,033	53.70
Optimization-Based Marketing Services	1,318,273	46.84	—	—	1,318,273	32.76
Marketing Services from Social Media Platforms	244,065	8.67	172,211	14.23	416,276	10.35
Social Commerce	127,830	4.55	581	0.05	128,411	3.19
Total	$2,814,212	100.0	$1,209,781	100.0	$4,023,993	100.0

3

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated for the six months ended June 30, 2025 decreased by $1,084,180 or 38.53% as comparable to the same period in 2024. In Taiwan, the overall revenue generated for the six months ended June 30, 2025 increased by $319,224 or 26.39% as comparable to the same period in 2024.

Campaign-Based Marketing Services is the biggest category in Taiwan as they contributed 90.48% and 85.72% of the total revenue derived from Taiwan for the six months ended June 30, 2025 and 2024, respectively.

Campaign-Based Marketing Services is the biggest category in HK SAR as they contributed 46.45% and 39.94% of total revenue derived from HK SAR for the six months ended June 30, 2025 and 2024, respectively.

Cost of Revenues

	Six months ended June 30,				Variance
	2025	%	2024	%	Amount	%
Campaign-Based Marketing Services	$1,458,243	61.40	$1,352,326	39.64	$105,917	7.83
Optimization-Based Marketing Services	690,997	29.10	1,183,043	34.68	(492,046)	(41.59)
Marketing Services from Social Media Platforms	225,577	9.50	322,664	9.46	(97,087)	(30.09)
Social Commerce	—	—	553,356	16.22	(553,356)	(100.00)
Total	$2,374,817	100.00	$3,411,389	100.00	$(1,036,572)	(30.39)

Cost of revenues for the six months ended June 30, 2025 decreased to $2,374,817 compared with $3,411,389 for the comparable period of 2024, representing a decrease of $1,036,572 or 30.39%. The decrease was mainly attributed to the decrease in the cost of revenue from Optimization-Based Marketing Services and Social Commerce business.

Cost of Revenues from Campaign-Based Marketing Services was $1,458,243 for the six months ended June 30, 2025, compared with $1,352,326 for the comparable period of 2024, representing a slight increase of $105,917 or 7.83%. The increase was mainly associated with the growth of our Campaign-Based Marketing Services business during the first half fiscal year of 2025.

Cost of Revenues from Optimization-Based Marketing Services was $690,997 for the six months ended June 30, 2025, compared with $1,183,043 in the comparable period of 2024, representing a decrease of $492,046 or 41.59%. The decrease was directly associated with the decrease in revenue from Optimization-Based Marketing Services business.

Cost of Revenues from Marketing Services from Social Media Platforms was $225,577 for the six months ended June 30, 2025, compared with $322,664 for the comparable period of 2024, representing a slight decrease of $97,087 or 30.09%.

Cost of Revenues from Social Commerce was nil for the six months ended June 30, 2024, compared with $553,356 for the comparable period of 2024. The decrease was primarily because there was no event organized during the six months ended June 30, 2025.

Gross Profit

	Six months ended June 30,				Variance
	2025	%	2024	%	Amount	%
Campaign-Based Marketing Services	$728,885	33.33	$808,707	37.42	$(79,822)	(9.87)
Optimization-Based Marketing Services	84,824	10.93	135,230	10.26	(50,406)	(37.27)
Marketing Services from Social Media Platforms	70,511	23.81	93,612	22.49	(23,101)	(24.68)
Social Commerce	—	—	(424,945)	(330.93)	424,945	100.00
Total	$884,220	27.13	$612,604	15.22	$271,616	44.34

4

Gross profit was $884,220 for the six months ended June 30, 2025, compared to $612,604 for the same period in 2024, representing an increase of $271,616, or 44.34%. The overall gross margin improved from 15.22% in the first half of 2024 to 27.13% in the first half of 2025. This increase was primarily due to the absence of a gross loss margin from our Social Commerce business, as no events were organized during the six months ended June 30, 2025.

Operating Expenses

	Six months ended June 30,		Variance
	2025	2024	Amount	%
Operating Expenses
Marketing Expenses	$957,337	$207,023	$750,314	362.43
General and Administrative Expenses	4,141,758	3,378,763	762,995	22.58
Total	$5,099,095	$3,585,786	$1,513,309	42.20

Marketing expenses for the six months ended June 30, 2025 were $957,337 compared with $207,023 for the comparable period of 2024, representing an increase of $750,314 or 362.43%. Such an increase was mainly attributable to the amortized prepaid marketing consultancy services during the period.

Our general and administrative expenses primarily consist of payroll and welfare expenses incurred by the administration as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travel and entertainment expenses, consulting and professional service fees. General and administrative expenses increased by $762,995 or 22.58%, from $3,378,763 for the six months ended June 30, 2024 to $4,141,758 for the six months ended June 30, 2025. The increase was primarily due to an increase in directors remuneration, payroll and welfare expenses, and consultancy expense incurred associated with investor relationship as a public company.

Other Income (Expense)

	Six months ended June 30,		Variance
	2025	2024	Amount	%
Share-based compensation	$—	$(239,430)	$239,430	100.00
Share of loss from equity investment	(131,484)	—	(131,484)	N/A
Other income	4,976	1,515	3,461	228.45
Interest income	3,006	3,895	(889)	(22.82)
Interest expense	(106,142)	(131,271)	25,129	19.14
Total	$(229,644)	$(365,291)	$135,647	37.13

Interest expense primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense slightly decreased by $25,129, or 19.14%, from $131,271 for the six months ended June 30, 2024 to $106,142 for the six months ended June 30, 2025.

In January 2025, we, through our subsidiary, VS Media SG acquired 21% equity interest of S T Meng Pte. Ltd., a limited liability company incorporated in the Republic of Singapore, for the consideration of 1,500,000 shares of our Class A Ordinary Share at the current market price of $1.25 per share. This transaction was closed on February 14, 2025. We accounted for this investment using the equity method under ASC 323, while we have significant influence but do not own a majority equity interest or otherwise control over the equity investee. Hence, we recorded a share of loss from equity investment of $131,383 for the six months ended June 30, 2025.

Net Loss

As a result of the foregoing, we reported a net loss of $4,444,519 for the six months ended June 30, 2025, as compared to $3,338,473 for the comparable period of 2024, an increase of $1,106,046 or 33.13%.

5

Capital Structure and Liquidity

Total assets amounted to $13,247,186 as of June 30, 2025, compared with $7,182,658 as of December 31, 2024, representing an increase of 84.43%. Current assets amounted to $9,096,228 as of June 30, 2025, compared with $4,764,543 as of December 31, 2024. Current liabilities were $5,373,276 as of June 30, 2025, compared with $5,697,790 as of December 31, 2024.

The current ratio as of June 30, 2025 was 1.69, compared with 0.84 as of December 31, 2024. The current ratio represents current assets divided by current liabilities and is a liquidity ratio used to measure a company’s ability to pay short-term obligations or those liabilities that are due within one year.

	As of		Variance
	June 30, 2025	December 31, 2024	Amount	%
Current Assets	$9,096,228	$4,764,543	$4,331,685	90.92
Current Liabilities	(5,373,276)	(5,697,790)	(324,514)	(5.70)
Working Capital (deficit)	$3,722,952	$(933,247)	$4,656,199	498.92

As of June 30, 2025, our working capital was $3,722,952 as compared to working deficit of $933,247 as of December 31, 2024. Our working capital needs are influenced by the size of our operations, the volume, dollar value, and performance of our sales contracts, and the timing for collecting accounts receivable and media deposits and repayment of accounts payable.

During the six months ended June 30, 2025, we settled all the outstanding balances of other borrowings due to a finance company in Hong Kong.

On February 14, 2025, we issued 1,500,000 shares of Class A ordinary share for the acquisition of 21% equity interest of S T Meng Pte Ltd., at the current market value of $1.25 per share.

We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities since 2022 and the term loan facility will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations.

Contractual Obligations

As of June 30, 2025, our contractual obligation to repay outstanding debt and loans from related parties totaled $1,413,262 and $1,748,084, respectively. As of December 31, 2024, our contractual obligation to repay outstanding debt and loans from related parties totaled $1,784,140 and $1,491,227, respectively.

We lease offices through operating leases in accordance with ASC Topic 842. As of June 30, 2025 and December 31, 2024, our future lease payments totaled $260,626 and $258,967, respectively.

Subsequently, on July 5, 2025, we entered into a tripartite agreement with S T Meng to pay a deposit of $1,230,000 (the “Loan”) to a supplier on behalf of S T Meng. Pursuant to the tripartite agreement. We charged an interest at the rate of 3% per annum on the Loan and repayable in the next twelve months.

Also, on August 29, 2025, we entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with S T Meng, a related party, whereby we agreed to purchase at the closing and S T Meng agreed to issue a convertible promissory note (the “Note”) in the principal amount of $3,800,000 to us, with an interest rate of 12% per annum. The Note has a term of 1-year commencing from original issue date, August 29, 2025. The Note has a conversion price of 70% of the fair market value of S T Meng’s ordinary shares (the “Conversion Price”). At any time before the maturity date, we may convert the principal amount under the Note at their option for S T Meng’s Ordinary Shares at the Conversion Price. Any principal amount outstanding immediately prior to the maturity date (excluding any accrued and unpaid Interest thereon) shall automatically convert on the maturity date into such number of S T Meng’s ordinary shares obtained by dividing (i) the outstanding principal amount by (ii) the Conversion Price. The Purchase Agreement and Note contain customary events of default and other obligations and rights of the parties. The Conversion Price is subject to anti-dilution provisions to reflect stock consolidation and splits.

6

Cash Flows

The following table summarizes our cash flow data for the periods presented:

	Six months ended June 30,
	2025	2024
Net cash provided by (used in)
Operating activities	$(2,155,713)	$(1,035,082)
Investing activities	—	(101,631)
Financing activities	9,047,303	371,255
Net change in cash and cash equivalents	6,891,590	(765,458)
Effect of foreign currency translation	(265,061)	(181,752
Cash and cash equivalents, beginning of period	775,246	1,500,148
Cash and cash equivalents, end of period	$7,401,775	$552,938

Operating Activities

Net cash used in operating activities was $2,155,713 and $1,035,082 for the six months ended June 30, 2025 and 2024, respectively.

Net cash used in operating activities for the six months ended June 30, 2025 was primarily the result of the net loss of $4,444,519, decrease in accounts payable of $297,470 and accruals and other payables of $207,386. These amounts were partially offset by a decrease in accounts receivable of $497,507, deposits, prepayments and other receivables of $1,861,053, an increase in receipt in advance of $286,661, non-cash adjustments consisting of depreciation on plant and equipment of $6,754, share of loss from equity investment of $131,484 and amortization of intangible assets of $10,203.

Net cash used in operating activities for the six months ended June 30, 2024 was primarily the result of net loss of $3,338,473, an increase in inventories of $4,843, decrease in accounts payable of $374,338 and operating lease liabilities of $32,931. These amounts were partially offset by a decrease in accounts receivable of $436,258, deposits, prepayments and other receivables of $1,902,870, increase in receipt in advance of $17,445, accruals and other payables of $5,582, and non-cash adjustments consisting of share-based compensation of $239,430, marketing expense of $66,867, depreciation on plant and equipment of $3,952, amortization of intangible assets of $10,168, and non-cash lease expense of $32,931.

Investing Activities

There was no cash provided or used in investing activities for the six months ended June 30, 2025.

Net cash used in investing activities amounted to $101,631 for the six months ended June 30, 2024, was mainly comprised of purchase of plant and equipment of $1,729 and purchase of long-term investments of $99,902.

Financing Activities

Net cash provided by financing activities amounted to $9,047,303 for the six months ended June 30, 2025 was primarily comprised of proceeds from public offerings of $9,176,098, advances from related parties of $256,857, offset by the repayments of other borrowings of $321,936 and repayments to related parties of $63,716.

Net cash provided by financing activities amounted to $371,255 for the six months ended June 30, 2024 was primarily comprised of proceeds from other borrowings of $320,242, advances from related parties of $225,768, and repayments to related parties of $174,755.

7

OFF-BALANCE-SHEET ARRANGEMENTS

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging, or research and development services with us.

INFLATION

Inflation does not materially affect our business or the results of our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, recoverability of long-lived assets, provisions necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and to make assumptions that we believe are reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparing our unaudited condensed consolidated financial statements.

The following critical accounting policies were used in preparing our unaudited condensed consolidated financial statements:

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

8

Expected credit loss

ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Lease

Effective January 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as we do not have reasonable certainty at lease inception that these options will be exercised. We generally consider the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. We have elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. We review goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

We perform an annual impairment test of goodwill in the end of each fiscal year. First, we assess qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, we perform a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the unaudited condensed Consolidated Financial Statements.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. We first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. We accrue costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, we disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. Our management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on our unaudited condensed consolidated financial position, results of operations and cash flows.

9

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollar (“$”). Our functional currency is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”). VS Media HK and Grace Creation’s assets and liabilities are translated into $ from Hong Kong dollar (“HK$”) at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”), respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Revenue recognition

We adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We recognize revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when we have negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and we are reasonably assured that funds have been or will be collected from the customer.

A summary of our revenue streams under ASC 606 is as follows:

Marketing services from clients

We offer clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage our experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. We provide custom digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount we are entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

10

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. We may contract directly with a third-party, however, we are responsible for delivering the campaign results to its clients with or without the third-party. We are responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. We have discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

We monetize our contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. We recognize revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence we provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. We pay certain third parties a percentage of advertising revenue for their service of the creation of contents. We control the advertising service as we are primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

We recognize revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although we did not bear inventory risk, we have separate agreements with its customers and suppliers. We have a primary responsibility for products meeting customers’ specifications, instead of suppliers, and has discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with our customers, nor are the beneficiaries of our customer agreements. Accordingly, we have control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

Significant balance sheet accounts related to the revenue cycle are as follows:

11

Income taxes

We recognize deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the unaudited condensed consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

We determine that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

We present comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the unaudited condensed consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Segment reporting

In accordance with Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, we considered whether additional disclosures were required, including significant segment expenses and measures used by the chief operating decision maker (“CODM”), our Chief Executive Officer. However, the CODM evaluates our performance based solely on financial results, and no additional measures or expense categories are used for internal decision-making.

Our CODM has determined that it operates in two reportable segments, marketing services and social commerce segments for the six months ended June 30, 2025 and 2024.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

12

Financial instruments

Our financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by us. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited condensed consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact these standards will have on it financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for our annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. We are currently assessing the impact this standard will have on our unaudited condensed Consolidated Financial Statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our unaudited condensed consolidated balance sheets, statements of income and statements of cash flows.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

Our exposure to foreign currencies mainly arises from trade receipts from overseas clients. To mitigate the potential impact of currency fluctuations, we closely monitor our foreign currency exposures and use suitable hedging instruments when necessary. No foreign currency hedge contract was entered during 2025. As of June 30, 2025 and December 31, 2024, we have no outstanding foreign currency hedge contracts.

INTEREST RATE RISK EXPOSURE

We are exposed to cash flow interest rate risk through the changes in interest rates related mainly our variable-rates line of credit, short-term bank loans and bank balances. We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

CONTINGENT LIABILITIES

We have no material contingent liabilities as of June 30, 2025 and December 31, 2024.

13

VS MEDIA HOLDINGS LIMITED

Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months ended June 30, 2025 and 2024

14

VS MEDIA HOLDINGS LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	June 30, 2025	December 31, 2024
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$7,401,775	$775,246
Accounts receivable, net	863,149	1,360,656
Deposits, prepayments and other receivables, net	735,964	2,597,017
Due from related parties	95,340	31,624
Total current assets	9,096,228	4,764,543

Non-current assets
Plant and equipment, net	22,621	13,814
Intangible assets, net	906,790	926,852
Goodwill	1,118,038	1,118,038
Right-of-use assets, operating leases	260,626	258,967
Long-term investments, net	1,842,883	100,444
Total non-current assets	4,150,958	2,418,115
TOTAL ASSETS	$13,247,186	$7,182,658

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$1,413,262	$1,462,204
Other borrowings	—	321,936
Accounts payable	971,482	1,238,304
Accounts payable, related party	—	30,648
Due to related parties	562,291	328,307
Loan – related parties	1,185,793	1,162,920
Receipt in advance	378,645	91,984
Lease liabilities - current	61,719	54,017
Accruals and other payables	800,084	1,007,470
Total current liabilities	5,373,276	5,697,790

Non-current liabilities
Lease liabilities – non-current	198,907	204,950
Total non-current liabilities	198,907	204,950
TOTAL LIABILITIES	$5,572,183	$5,902,740

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, unlimited authorized shares, no par value, 49,277,974 and 7,707,676 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	$8,047,695	$8,047,695
Class B Ordinary Share, unlimited authorized shares, no par value, 285,715 shares issued and outstanding as of June 30, 2025 and December 31, 2024	—	—
Additional paid-in capital	32,643,516	21,592,418
Accumulated other comprehensive (loss) income	(70,615)	140,879
Accumulated deficit	(32,945,593)	(28,501,074)
Total shareholders’ equity	7,675,003	1,279,918

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,247,186	$7,182,658

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30,
	2025	2024

Revenues, net	$3,259,037	$4,023,993
Cost of revenues	(2,374,817)	(3,411,389)
Gross profit	884,220	612,604

Operating expenses
Marketing expenses	(957,337)	(207,023)
General and administrative expenses	(4,141,758)	(3,378,763)
Total operating expenses	(5,099,095)	(3,585,786)

Loss from operations	(4,214,875)	(2,973,182)

Other income (expense)
Share-based compensation	—	(239,430)
Share of loss from equity investment	(131,484)	—
Other income	4,976	1,515
Interest income	3,006	3,895
Interest expense	(106,142)	(131,271)
Total other expense, net	(229,644)	(365,291)

Loss before income taxes	(4,444,519)	(3,338,473)

Provision for income taxes	—	—

Net loss	$(4,444,519)	$(3,338,473)

Other comprehensive loss
Foreign currency translation adjustment	(211,494)	(156,535)
Total comprehensive loss	$(4,656,013)	$(3,495,008)

Loss per share – basic and diluted	$(0.28)	$(1.15)
Weighted average number of ordinary shares outstanding – basic and diluted	15,842,055	2,900,090

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30, 2025
	Class A ordinary shares		Class B ordinary shares		Additional	Accumulated other comprehensive		Total
	No. of shares	Amount	No. of shares	Amount	paid-in capital	income (loss)	Accumulated deficit	shareholders’ equity

Balance as of January 1, 2025	7,707,676	$8,047,695	285,715	$—	$21,592,418	$140,879	$(28,501,074)	$1,279,918

Shares issued to acquire equity-method investments	1,500,000	—	—	—	1,875,000	—	—	1,875,000
Shares issued under the public offerings	40,070,298	—	—	—	9,176,098	—	—	9,176,098
Foreign currency translation adjustment	—	—	—	—	—	(211,494)	—	(211,494)
Net loss for the period	—	—	—	—	—	—	(4,444,519)	(4,444,519)

Balance as of June 30, 2025	49,277,974	$8,047,695	285,715	$—	$32,643,516	$(70,615)	$(32,945,593)	$7,675,003

	For the six months ended June 30, 2024
	Class A ordinary shares		Class B ordinary shares		Additional	Accumulated other comprehensive		Total
	No. of shares	Amount	No. of shares	Amount	paid-in capital	income (loss)	Accumulated deficit	shareholders’ equity

Balance as of January 1, 2024	2,857,153	$8,047,695	285,715	$—	$17,075,568	$277,912	$(21,208,152)	$4,193,023

Issuance of ordinary shares for settlement of service fees	24,572	—	—	—	74,747	—	—	74,747
Share based compensation	85,714	—	—	—	239,765	—	—	239,765
Issuance of ordinary shares for 2023 Equity Incentive Plan	295,000	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(156,535)	—	(156,535)
Net loss for the period	—	—	—	—	—	—	(3,338,473)	(3,338,473)

Balance as of June 30, 2024	3,262,439	$8,047,695	285,715	$—	$17,390,080	$121,377	$(24,546,625)	$1,012,527

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the six months ended June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,444,519)	$(3,338,473)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of plant and equipment	6,754	3,952
Amortization of intangible assets	10,203	10,168
Non-cash lease expense	27,535	32,931
Non-cash marketing expenses	—	66,867
Share-based compensation	—	239,430
Share of loss from equity investment	131,484	—
Change in operating assets and liabilities
Accounts receivable	497,507	436,258
Deposits, prepayments and other receivables	1,861,053	1,902,870
Inventories	—	(4,843)
Receipt in advance	286,661	17,445
Accounts payable	(297,470)	(374,338)
Accruals and other payables	(207,386)	5,582
Operating lease liabilities	(27,535)	(32,931)
Net cash used in operating activities	(2,155,713)	(1,035,082)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	—	(1,729)
Purchase of long-term investments	—	(99,902)
Net cash used in investing activities	—	(101,631)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from public offerings	9,176,098	—
(Repayments of) proceeds from other borrowings	(321,936)	320,242
Advances from related parties	256,857	225,768
Repayments to related parties	(63,716)	(174,755)
Net cash provided by financing activities	9,047,303	371,255

Net change in cash and cash equivalents	6,891,590	(765,458)
Effect of foreign currency translation	(265,061)	(181,752)
Cash and cash equivalents, beginning of period	775,246	1,500,148
Cash and cash equivalents, end of period	$7,401,775	$552,938

Supplemental cash flow information:
Interest income received	$3,006	$3,895
Interest paid	$106,142	$131,271

Supplemental disclosure of non-cash investing and financing activities:
Shares issued to acquire equity-method investment	$1,845,000	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

VS MEDIA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

VS MEDIA Holdings Limited (“VSME” or the “Company”) was incorporated in the British Virgin Islands (“BVI”) on August 30, 2022 as an investment holding company.

The Company conducts its primary businesses through its subsidiaries, to operate a global network of digital creators who create and upload content to social media platforms such as YouTube, Facebook, Instagram, and TikTok.

Description of subsidiaries incorporated and controlled by the Company:

Name of Company	Place of Incorporation	Attributable equity interest %	Registered/ Issued capital
VS MEDIA Holdings Limited	BVI	100	$20
VSM Holdings Limited	BVI	100	$1,774
VS MEDIA PTE. LTD.	Singapore	100	$1
VS Media Co Limited	BVI	100	$1,000
VS Media Limited	HK SAR	100	$—	*
VS Communication Limited (formerly GRACE CREATION LIMITED)	HK SAR	100	$—	*
VS MEDIA LIMITED	Taiwan	100	$198,288
MLINK Limited	Macau SAR	100	$64,103

*	Less than $1

VSME and its subsidiaries are hereinafter referred to as the “Company”.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of and for the years ended December 31, 2024, 2023 and 2022 on Form 20-F filed on April 14, 2025.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and its subsidiaries:

All inter-company balances and transactions within the Company have been eliminated upon consolidation.

F-6

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”), Singaporean dollar (“SG$”). VSM, VS Media HK, Grace Creation, and MLINK’s assets and liabilities are translated into $ from HK$ at period-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from NT$ and SG$, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	For the six months ended June 30,
	2025	2024
Period-end $: HK$ exchange rate	7.8497	7.8076
Period average $: HK$ exchange rate	7.7920	7.8186
Period-end $: NT$ exchange rate	29.1792	32.4944
Period average $: NT$ exchange rate	31.8386	31.8848
Period-end $: SG$ exchange rate	1.2734	1.3557
Period average $: SG$ exchange rate	1.3240	1.3467

Segment reporting

In accordance with Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the chief operating decision maker (“CODM”), the Chief Executive Officer of the Company. However, the CODM evaluates the Company’s performance based solely on financial results, and no additional measures or expense categories are used for internal decision-making.

The Company’s CODM has determined that it operates in two reportable segments, marketing services and social commerce segments for the six months ended June 30, 2025 and 2024.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

Expected credit loss

ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

F-7

For the six months ended June 30, 2025 and 2024, there was no allowance for credit losses provided on accounts receivable and deposits, prepayments and other receivables.

Long-term investments, net

ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative.

Equity investments without readily determinable fair values

The Company invests in equity securities of a privately-held company that do not have readily determinable fair values. After the adoption of this accounting standard, the Company elected to record equity investments without readily determinable fair values at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

For the six months ended June 30, 2025 and 2024, the Company recorded share of loss from equity investment of $131,484 and nil, respectively.

F-8

Revenue recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC Topic 606 is as follows:

Marketing services from clients

The Company offers clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company provides custom digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

F-9

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. The Company may contract directly with a third-party, however, the Company is responsible for delivering the campaign results to its clients with or without the third-party. The Company is responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. The Company has discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

The Company monetizes its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. The Company pays certain third parties a percentage of advertising revenue for their service of the creation of contents. The Company controls the advertising service as the Company is primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

The Company recognizes revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although the Company did not bear inventory risk, the Company has separate agreements with its customers and suppliers. The Company has primary responsibility for products meeting customers’ specifications, instead of suppliers, and has discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with the Company’s customers, nor are the beneficiaries of the Company’s customer agreements. Accordingly, the Company has control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

The Company’s main business operations are to provide: (i) campaign-based marketing services; (ii) optimization-based marketing services; (iii) social media platforms marketing services; and (iv) social commerce.

	For the six months ended June 30,
Total revenues as of	2025	2024
Campaign-based marketing services	$2,187,128	$2,161,033
Optimization-based marketing services	775,821	1,318,273
Social media platforms marketing services	296,088	416,276
Social commerce	—	128,411
Total revenues	$3,259,037	$4,023,993

F-10

Lease

The Company adopted ASU No. 2016-02, Leases (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the end of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the unaudited condensed Consolidated Financial Statements.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the unaudited condensed consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

F-11

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited condensed consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact these standards will have on it financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed Consolidated Financial Statements.

F-12

NOTE 3 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables, net consist of the following:

	As of
	June 30, 2025	December 31, 2024
Consideration receivable	$1,625,779	$1,625,779
Deposits	101,998	22,484
Prepayments	633,574	2,573,047
Other receivables	122,905	125,326
	2,484,256	4,346,636
Less: allowance for credit losses	(1,748,292)	(1,749,619)
Total	$735,964	$2,597,017

During the six months ended June 30, 2025, the prepaid marketing service fees of approximately $0.86 million were amortized over their service periods and expensed to the marketing expenses in the unaudited condensed statements of operations and comprehensive loss.

The movement of allowances for credit losses is as follow:

	As of
	June 30, 2025	December 31, 2024
Balance at beginning, January 1	$(1,749,619)	$—
Allowance for credit losses	—	(1,749,619)
Foreign currency translation	1,327	—
Balance at end, June 30/December 31	$(1,748,292)	$(1,749,619)

For the six months ended June 30, 2025 and 2024, there were no allowance of credit losses charged on deposits, prepayments and other receivables.

NOTE 4 – GOODWILL

	As of
	June 30, 2025	December 31, 2024

Goodwill	$1,118,038	$1,118,038
Less: accumulated impairment loss	-	-
Total	$1,118,038	$1,118,038

In accordance with ASC 350, goodwill is to be tested for impairment at least annually or more frequently when certain indicators are present. As of June 30, 2025, there is no impairment indicator identified by the Company, therefore, there was no impairment charges for the six months ended June 30, 2025.

NOTE 5 – INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following:

	As of
	June 30, 2025	December 31, 2024
At cost:
Software platform	$1,012,165	$1,012,165
Less: accumulated amortization	(105,375)	(85,313)
Total	$906,790	$926,852

On December 23, 2024, VSHK purchased CRUUSH platform from an independent third party in a share-based consideration of 900,000 shares of Class A Ordinary Share of the Company at the current market price of $1 per share.

CRUUSH is a blockchain enabled social eCommerce platform which enables creators to promote and post their products or services to the social media to drive their fans to purchase and receive rewards. As of June 30, 2025, the CRUUSH platform is still under development stage for editing tailor made functions to better fit VSHK’s operation, therefore, the Company has not begun the amortization for CRUUSH platform for the six months ended June 30, 2025. The Company expects the development of CRUUSH platform to be completed in the first quarter 2026.

Amortization expense for the six months ended June 30, 2025 and 2024 were $10,203 and $10,168, respectively.

NOTE 6 – LONG-TERM INVESTMENTS, NET

Long-term investments consisted of the following:

	As of
	Ownership interest	June 30, 2025	Ownership interest	December 31, 2024
Equity method investment:
S T Meng Pte. Ltd.	21%	$1,875,000	—	$—
Share of loss from equity investment		(131,484)	—	—
Equity method investment, net		1,743,516

Long-term investment without readily determinable fair value:
Investment A	4%	99,367	4%	100,444

Total		$1,842,883		$100,444

F-13

(i) Equity investments accounted for using equity method

In January 2025, the Company, through its subsidiary, VS Media SG acquired 21% equity interest of S T Meng Pte. Ltd., a limited liability company incorporated in the Republic of Singapore, for the consideration of 1,500,000 shares of Class A Ordinary Share of the Company at the current market price of $1.25 per share. This transaction was closed on February 14, 2025.

The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Share of loss from equity investment was $131,484 for the six months ended June 30, 2025.

(ii) Equity investments without readily determinable fair value

In February 2024, the Company acquired 4% equity interest of Investment A for a cash consideration of $100,000. Investment A is a limited liability company incorporated in Georgia, the United States of America. Investment A is a private company and its principal business is engaged in the provision of marketing services to develop and deploy brands and talent in US market.

Share of loss from equity investment for the six months ended June 30, 2025 and 2024 was $131,383 and nil, respectively.

NOTE 7 – LEASES

The Company has various operating leases for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 8) is the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the explicit interest rate used by the Company was 3.625% as of June 30, 2025 and December 31, 2024.

As of June 30, 2025 and December 31, 2024, the right-of-use assets totaled $260,626 and $258,967, respectively.

As of June 30, 2025 and December 31, 2024, lease liabilities consist of the following:

	As of
	June 30, 2025	December 31, 2024
Lease liabilities – current portion	$61,719	$54,017
Lease liabilities – non-current portion	198,907	204,950
Total	$260,626	$258,967

During the six months ended June 30, 2025 and 2024, the Company incurred total operating lease expenses of $32,081 and $32,931, respectively.

Other lease information is as follows:

	June 30, 2025	December 31, 2024

Weighted-average remaining lease term – operating leases	4 years	4.5 years
Weighted-average discount rate – operating leases	3.625%	3.625%

F-14

The following is a schedule of future minimum payments under operating leases as of June 30:

For the year ending June 30,
2025 (six months)	$35,005
2026	70,011
2027	70,011
2028	70,011
2029	35,005
Total lease payments	280,043
Less: imputed interest	(19,417)
Total operating lease liabilities, net of interest	$260,626

NOTE 8 – SHORT-TERM BANK LOANS AND OTHER BORROWINGS

Short-term bank loans

Bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Utilized as of
				June 30, 2025	December 31, 2024
October 27, 2020	Hang Seng Bank (“HSB”)	Non-revolving term loan under SME Financing Guarantee Scheme (the “SME FGS Term Loan”)	BLR minus 2.25% p.a.	572,550	594,009
January 19, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	233,422	245,173
May 5, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	111,973	115,230
May 6, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	140,718	145,671
May 10, 2022	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	354,599	362,121

			Total:	1,413,262	1,462,204

The bank loans were primarily obtained for general working capital.

As of June 30, 2025 and December 31, 2024, the Company’s bank loans contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. Due to the repayment on demand clause, such amount of bank loans were classified as current liabilities. These bank loans were secured by personal guarantee provided by one of the directors of the Company. The amounts due are based on scheduled repayment dates set out in the banking facilities letters and the subsequently revised repayment schedules. All the Company’s bank loans carried variable interest at BLR minus 2.25% per annum.

The effective interest rate for the six months ended June 30, 2025 and 2024 were ranged from 3.00% to 3.75% per annum and 3.375% to 3.500% per annum, respectively. All the Company’s bank loans are repayable on demand or with their respective last instalment repayable in March 2029, May 2029, December 2030, May 2031, and May 2032, respectively.

F-15

Interest expense on the bank loans totaled $21,431 and $28,448 during the six months ended June 30, 2025 and 2024, respectively.

Other borrowings

During the six months ended June 30, 2025, the Company settled all the outstanding balances of other borrowings due to a finance company in Hong Kong.

Interest expense on other borrowings totaled $49,111 and $67,148 during the six months ended June 30, 2025 and 2024, respectively.

NOTE 9 – SHAREHOLDERS’ EQUITY

The Company is authorized to issue an unlimited number of Class A ordinary share at no par value and Class B ordinary share at no par value.

On February 14, 2025, the Company issued 1,500,000 shares of Class A ordinary share for the acquisition of 21% equity interest of S T Meng Pte Ltd., at the current market value of $1.25 per share.

On May 30, 2025 and June 6, 2025, the Company issued 35,296,063 and 4,774,235 shares of Class A ordinary share under public offerings with the aggregate gross proceeds of $9,176,098, at the price of $0.229 per share.

As of June 30, 2025 and December 31, 2024, there were 49,277,974 and 7,707,676 shares of Class A ordinary share issued and outstanding, respectively.

As of June 30, 2025 and December 31, 2024, there were 285,715 and 285,715 shares of Class B ordinary share issued and outstanding, respectively.

NOTE 10 – INCOME TAXES

British Virgin Islands

VSME, VSM and VS Media BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Taiwan

For the six months ended June 30, 2025 and 2024, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.

F-16

Singapore

For the six months ended June 30, 2025 and 2024, Singapore corporate income tax is calculated at the rate of 17% on the chargeable income of the subsidiaries incorporated in Singapore in accordance with Singapore Income Tax Act.

The PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2022 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

The Company’s effective tax rate was as follows as of June 30, 2025 and December 31, 2024:

	As of
	June 30, 2025	December 31, 2024

Statutory rate in HK SAR	16.5%	16.5%
Statutory rate in Taiwan	20.0%	20.0%
Statutory rate in Singapore	17.0%	17.0%
Tax effect of income not taxable in HK SAR	(16.5)%	(16.5)%
Tax effect on utilization of tax losses in Taiwan	(20.0)%	(20.0)%
Tax effect of income not taxable in Singapore	(17.0)%	(17.0)%
The Company’s effective tax rate	0.0%	0.0%

NOTE 11 – SEGMENT REPORTING

By assessing the qualitative and quantitative criteria established by ASC Topic 280, “Segment Reporting”, the Company considers itself to be operating in two reportable segments which comprise of marketing services and social commerce. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources.

The marketing services operating segment reflects the Company’s business of marketing services from clients and social media platforms. The social commerce operating segment reflects the Company’s business of social commerce from customers.

F-17

The following tables present the results of operations and the financial position of the Company’s operating segments as of and during the six months ended June 30, 2025 and 2024:

Results of Operations

For the six months ended June 30, 2025

	Marketing services	Social commerce	Other	Total

Revenue, net	$3,259,037	$—	$—	$3,259,037
Cost of revenues	(2,374,817)	—	—	(2,374,817)
Marketing expenses	(87,390)	—	(869,947)	(957,337)
General and administrative expenses	(985,957)	—	(3,155,801)	(4,141,758)
Other expenses	(57,418)	—	(172,226)	(229,644)

Loss before income taxes	(246,545)	—	(4,197,974)	(4,444,519)
Provision for income taxes	—	—	—	—

Net loss	$(246,545)	$—	$(4,197,974)	$(4,444,519)

Financial Position

As of June 30, 2025

	Marketing services	Social commerce	Other	Total

Current assets	$2,726,284	$—	$6,369,944	$9,096,228
Non-current assets	2,438,834	—	1,712,124	4,150,958
Total assets	5,165,118	—	8,082,068	13,247,186

Current liabilities	(3,018,708)	—	(2,354,568)	(5,373,276)
Non-current liabilities	(198,907)	—	—	(198,907)
Total liabilities	(3,217,615)	—	(2,354,568)	(5,572,183)

Net assets	$1,947,503	$—	$5,727,500	$7,675,003

Results of Operations

For the six months ended June 30, 2024

	Marketing services	Social commerce	Other	Total

Revenue	$3,895,582	$128,411	$—	$4,023,993
Cost of revenues	(2,858,033)	(553,356)	—	(3,411,389)
Marketing expenses	(82,601)	—	(124,422)	(207,023)
General and administrative expenses	(1,052,595)	—	(2,326,168)	(3,378,763)
Other expenses, net	(83,814)	—	(281,477)	(365,291)

Loss before income taxes	(181,461)	(424,945)	(2,732,067)	(3,338,473)
Provision for income taxes	—	—	—	—

Net loss	$(181,461)	$(424,945)	$(2,732,067)	$(3,338,473)

F-18

Financial Position

As of December 31, 2024

	Marketing services	Social commerce	Other	Total

Current assets	$2,531,282	$—	$2,233,261	$4,764,543
Non-current assets	2,300,609	—	117,506	2,418,115
Total assets	4,831,891	—	2,350,767	7,182,658

Current liabilities	(3,367,033)	—	(2,330,757)	(5,697,790)
Non-current liabilities	(204,950)	—	—	(204,950)
Total liabilities	(3,571,983)	—	(2,330,757)	(5,902,740)

Net assets	$1,259,908	$—	$20,010	$1,279,918

Geographical information

	Six months ended June 30,
Revenue from external customers as of	2025	2024
HK SAR	$1,730,032	$2,814,212
Taiwan	1,529,005	1,209,781
	$3,259,037	$4,023,993

The revenue information above is based on the locations where the revenue originated.

All the Company’s long-lived assets, which consist of plant and equipment, net and operating leases right-of-use assets, are located in Taiwan. Hence, no analysis by geographical area of long-lived asset information is provided.

NOTE 12 – CONCENTRATIONS AND RISKS

(a)	Customers Concentrations

For the six months ended June 30, 2025 and 2024, there was one customer who accounted for 10% or more of the Company’s revenues. The single customer accounted for 12% and 22% of the total revenues for the six months ended June 30, 2025 and 2024, respectively.

As of June 30, 2025, there was one single customer who accounted for more than 10% of total accounts receivable. The single customer accounted for 11 % of total accounts receivable as of June 30, 2025. As of December 31, 2024, there were two customers who each accounted for more than 10% of total accounts receivable. These customers accounted for 20% and 13% of total accounts receivable as of December 31, 2024.

(b)	Vendors Concentrations

For the six months ended June 30, 2025 and 2024, there was one single vendor who accounted for 10% or more of the Company’s cost of revenues. The single vendor accounted for 23% and 24% of the total cost of revenues for the six months ended June 30, 2025 and 2024, respectively.

As of June 30, 2025 and December 31, 2024, there was one single vendor who accounted for more than 10% of total accounts payable, respectively. The single vendor accounted for 18% and 19% of total accounts payable as of June 30, 2025 and December 31, 2024, respectively.

F-19

(c)	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the six months ended June 30, 2025 and 2024 was nil.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of June 30, 2025 and December 31, 2024 was $1,748,292 and $1,749,619, respectively.

NOTE 13 – RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amount due from and due to related parties as follows:

		As of
		June 30, 2025	December 31, 2024

Due from related parties consist of the following:
Ours Media Limited (“Ours Media”)	Due from related party	$31,603	$31,624
S T MENG PTE. LTD. (“S T Meng”)	Due from related party	63,737	—
		$95,340	$31,624

Due to related parties consist of the following:
Ms. Nga Fan Wong (“Ms. Wong”)	Due to director	$429,698	$68,026
Ms. Ho Ling Honnus Cheung (“Ms Cheung”)	Due to director	34,779	25,111
Mr. Liqian Liao (“Mr. Liao”)	Due to director	34,779	25,111
Ms. Rose Ellen Steinberg (“Ms. Steinberg”)	Due to director	34,779	25,111
Ours Media Hong Kong Limited (“Ours Media HK”)	Due to related party	28,256	184,948
Discovery Networks Asia-Pacific Pte Ltd. (“DNAP”)	Loan	1,185,793	1,162,920
		$1,748,084	$1,491,227

Ms. Wong is Chief Executive Officer of the Company and common director of Ours Media and Ours Media HK.

As of June 30, 2025 and December 31, 2024, the amounts due from Ours Media of $31,603 and $31,624, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

F-20

As of June 30, 2025 and December 31, 2024, the amounts due from S T Meng, an investee of the Company, of $63,737 and nil, respectively represented non-trade temporary advances to related parties which are unsecured, interest free and have no fixed terms of repayment.

As of June 30, 2025 and December 31, 2024, the amounts due to Ms. Wong were $429,698 and $68,026, respectively, which are unsecured, interest free and have no fixed terms of repayment.

As of June 30, 2025 and December 31, 2024, the amounts due to Ms. Cheung, Mr. Liao, and Ms. Steinberg, are in aggregate of $104,337 and $75,333, respectively, which are unsecured, interest free and repayable on demand.

As of June 30, 2025 and December 31, 2024, the amounts due to Ours Media HK of $28,256 and $184,948, respectively represented non-trade temporary advances which are unsecured, interest free and have no fixed terms of repayment.

As of June 30, 2025 and December 31, 2024, the loan from DNAP, one of the shareholders of the Company, amounting to $1,185,793 and $1,162,920, respectively, is interest-bearing at 8% per annum and repayable by 12 equal consecutive monthly instalments, commencing on January 31, 2023. On June 9, 2023, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the loan by 12 equal consecutive monthly instalments , commencing on January 31, 2024. On March 10, 2025, the Company and DNAP entered into a supplementary agreement to extend the repayment date to March 31, 2026 and the Company shall repay the total outstanding principal of the loan and any accrued interest on March 31, 2026. Save as aforesaid, all other terms of the original loan agreement remained in full force and effect.

In addition to the transactions and balances detailed elsewhere in these unaudited condensed consolidated financial statements, the Company had the following transactions with related parties:

	Six months ended June 30,
	2025	2024

Revenue from related parties	$221	$—
Rental expenses paid to related parties	$53,902	$43,742
Loan interest expenses paid to related parties	$35,600	$35,675

The related parties are the Company’s shareholders or companies under common control by Ms. Wong.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2025, up through the date that these unaudited condensed consolidated financial statements were issued.

On July 2, 2025, the Company received a formal notification from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Nasdaq Listing Rule 5550(b).

On July 5, 2025, the Company entered into a tripartite agreement with S T Meng to pay a deposit of $1,230,000 (the “Loan”) to a supplier on behalf of S T Meng. Pursuant to the tripartite agreement. The Company charged an interest at the rate of 3% per annum on the Loan and repayable in the next twelve months.

On August 29, 2025, the Company entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with S T Meng, a related party, whereby the Company agreed to purchase at the closing and S T Meng agreed to issue a convertible promissory note (the “Note”) in the principal amount of $3,800,000 to the Company, with an interest rate of 12% per annum. The Note has a term of 1-year commencing from original issue date, August 29, 2025. The Note have a conversion price of 70% of the fair market value of S T Meng’s ordinary shares (the “Conversion Price”). At any time before the maturity date, the Company may convert the principal amount under the Note at their option for S T Meng’s Ordinary Shares at the Conversion Price. Any principal amount outstanding immediately prior to the maturity date (excluding any accrued and unpaid Interest thereon) shall automatically convert on the maturity date into such number of S T Meng’s ordinary shares obtained by dividing (i) the outstanding Principal Amount by (ii) the Conversion Price. The Purchase Agreement and Note contain customary events of default and other obligations and rights of the parties. The Conversion Price is subject to anti-dilution provisions to reflect stock consolidation and splits.

F-21

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as VS Media’s strategic and operational plans, contain forward-looking statements. VS Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about VS Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in VS Media’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and VS Media undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer

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